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Amended Exhibit 14

THIRD QUARTERLY FINANCIAL REPORT—AUGUST 31, 2002

President's Letter

Dear Shareholders:

        In my last report, I wrote about the progress Cardiome has made in attracting financing and continuing to build our operating management. The successful public offering and the appointment of Dr. Alan Moore, executive VP clinical development and regulatory affairs occurred during a period of widespread negative sentiment in the public markets, including the health care sector. During this quarter, we continued to focus on the execution of our strategy, most notably in the area of our lead antiarrhythmic, RSD1235 but progress continues unabated with oxypurinol applied to CHF and gout. In this quarter, we also made significant progress in divesting non-core assets.

RSD1235: Treatment of choice for the acute in-hospital conversion of atrial fibrillation

        On July 10, 2002, we completed dosing of our Phase II proof-of-efficacy trial with RSD1235. We announced the results in Berlin at the European Society of Cardiology (ESC) on September 3rd, 2002. At the ESC meeting, the data was presented to an international audience of cardiologists. The benefit of presenting our positive RSD1235 data in that setting is an increased awareness of our science with cardiologists and potential pharmaceutical partners.

        RSD1235, met both primary and secondary endpoints in our Phase II clinical study. The placebo-controlled study demonstrated that RSD1235 is effective in terminating atrial fibrillation and in converting atrial fibrillation (AF) to normal heart rhythm. In patients with new onset atrial fibrillation (AF), RSD1235 (2+3 mg/kg IV) terminated AF in 61% of the population (n=11/18; p=0.0003) compared to 5% (1/19) placebo within 30 minutes of the end of infusion. RSD1235 was well tolerated and there were no serious adverse effects attributed to drug. It is important to note that no drug-induced arrhythmias were noted in the 56 patients studied in the Phase II trial, which is one of the major issues affecting currently prescribed antiarrhythmic drugs. Also important is the speed of action of RSD1235: the median time to conversion to sinus rhythm (n=11) was 14 minutes from the start of the first infusion in the high dose group.

        Once confirmed in larger trials we hope to demonstrate that, compared with existing antiarrhythmic drugs, RSD1235 is a superior antiarrhythmic agent. Characteristics that we want to confirm include; a high conversion rate, a superior safety profile, a very fast onset of action (less than 30 minutes) and compatibility with concurrent anti-coagulant and rate control therapy that patients are routinely exposed to.

        Our plans over the next 12-18 months include completion of an oral bioavailability study in healthy human volunteers, securing a partnership with a major pharmaceutical company and commencement of a series of phase III studies as we move RSD1235 closer to commercialization. A collaborative partnership is key to sharing the risk and cost of the program as we move forward. However, we will explore several options to retain a significant portion of the assets of RSD1235 to provide shareholders with significant long term upside associated with the commercialization of the drug.

Advancing Oxypurinol:

        We acquired rights to the application of a class of drugs called xanthine oxidase inhibitors to congestive heart failure (CHF) through the acquisition of a private New York based company called Paralex last March. We have obtained rights to commercialize a drug called oxypurinol in congestive heart failure as well as symptomatic hyperuricemia (patients intolerant to not responsive to).

CHF Indication

        At the end of June 2002, less than four months after the acquisition, we filed an Investigational New Drug (IND) Application with subsequent clearance from the FDA, which presently allow us to proceed with a phase II study of oxypurinol in Congestive Heart Failure. Consistent with previous communications, we are on track to initiate the trial in the fourth quarter. We intend to meet with the FDA before commencing the study to confirm our suggested endpoints meet the FDA's requirements of a pivotal study. If the clinical measurements in this study are acceptable to the FDA, Cardiome will use the results of this trial in a new drug application (NDA) along with one other pivotal study. We have also elected to start two smaller phase II studies by year-end with surrogate endpoints that can further validate the concept of our CHF program.

Gout

        The use of oxypurinol in the setting of gout represents near term potential revenues for Cardiome. The clinical data we acquired with this program suggests that we may be able to file an NDA with the FDA for the use of oxypurinol in the treatment of allopurinol-intolerant gout patients. Approximately 4% of 4 million patients treated for gout worldwide are intolerant to allopurinol, which is the most widely prescribed drug use for gout. Oxypurinol has been granted orphan-drug status, which would give us seven years of market exclusivity in the US once approved. We are planning a meeting with the FDA prior to submitting an NDA application in 2003.

Sale of Non-Core Assets:

        Finally, I am very pleased to report that our efforts to extract value out of non-core programs have paid off with an agreement with UCB, a global pharmaceutical company in Belgium. UCB has acquired all technology and intellectual property pertaining to Cardiome's pre-clinical anti-tussive program. Cardiome retains the right to all cardiovascular applications associated with the technology. In addition to low single digit royalties on future net sales of products arising from this technology, Cardiome has received upfront payments, funded research and milestone payments.

        In conclusion, I am very pleased that we continue to demonstrate to our shareholders our ability to execute as planned. On behalf of the employees of Cardiome, we appreciate the support of our shareholders. We will work hard to hold your trust and confidence as we advance our cardiovascular portfolio towards commercialization.

Respectfully,

"Bob Rieder"

Robert Rieder
President & CEO    October 23, 2002

RESULTS OF OPERATIONS

        Cardiome Pharma Corp. (the "Company") recorded a net loss for the three months ended August 31, 2002 of $3,096,792 ($0.11 per common share), as compared to a net loss of $1,703,319 ($0.17 per common share) for the same period in the preceding fiscal year ("fiscal 2001"). On a year-to-date basis, the Company posted a net loss of $8,921,122 ($0.41 per common share) for the nine months ended August 31, 2002, as compared to a net loss of $5,217,953 ($0.51 per common share) for the same period in fiscal 2001. The increase in operating loss resulted principally from the expanded research and development activities in the Company's ongoing cardiac arrhythmia programs as well as the additions of the congestive heart failure ("CHF") program and gout program, as a result of its acquisition of Paralex, Inc. as described in Note 4 to the interim financial statements included herein. The increased business development and investor relations activities also contributed to the increase in operating loss.

Revenue

        Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 ("SAB 101") Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. License fees, which consist of initial upfront fees and milestone payments are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development period if the Company has future involvement or obligation to perform under the arrangement. Previously, the Company recognized upfront license fees and milestone payments as earned in accordance with the terms of the related agreement which was generally the period the payment was received. This change has been applied retroactively and all prior periods reported prior to the adoption of SAB101 have been adjusted accordingly.

        Revenue for the third quarter ended August 31, 2002 increased to $1,486,893, compared to $113,860 for the same quarter in fiscal 2001. The Company generated $1,811,637 of cumulative total revenue for the nine-month period ended August 31, 2002, compared to $546,710 for the same period in 2001.

        Research collaborative and licensing revenue increased to $1,314,627 and $1,390,237 for the quarter and the nine-month period ended August 31, 2002, compared to $37,806 and $159,222 for the same periods in fiscal 2001 respectively. The increases in revenue for both the quarter and the nine-month period ended August 31, 2002 were mainly attributable to the recognition of the remaining deferred revenue of $1,272,764 associated with the license agreement with AstraZeneca A.B. ("AstraZeneca") related to RSD1122, which resulted from the termination of the license agreement on July 4, 2002.

        Grant income increased to $10,000 for the quarter ended August 31, 2002, compared to $6,693 for the same period in fiscal 2001. The increase was due to the sponsorship of $3,307 collected from the Natural Sciences and Engineering Research Council of Canada (NSERC) for the recruitment of additional co-op students. Grant income decreased to $36,000 for the nine-month period ended August 31, 2002, compared to $88,136 for the same period in fiscal 2001. The decrease for the nine-month period ended August 31, 2002 was mainly due to the end of grant payments from the Science Council of BC of $66,137 in April 2001. This decrease was offset by an increase of NSERC sponsorship of $13,300 for the recruitment of additional co-op students.

        Interest and other income increased to $162,266 for the quarter ended August 31, 2002, compared to $69,361 for the same quarter in fiscal 2001. On a year to date basis, interest and other income was $385,400 for the nine-month period ended August 31, 2002 compared to $299,352 for the same period in fiscal 2001.The increase for both the quarter and nine-month period ended August 31, 2002 was due to the higher average cash and short-term investment balances resulting from the public equity offering in March 2002.

        For the remainder of the current fiscal year, the Company will generate research collaborative revenue and income from its recent disposition of anti-tussive program, completed on September 18, 2002. Under the terms of the sale agreement, the Company disposed of all technology and intellectual property pertaining to its pre-clinical anti-tussive program. Concurrently, the Company acquired a perpetual, worldwide exclusive license, with the right to grant sublicenses, to all cardiovascular applications associated with the technology. Consideration for the disposition includes royalties on future net sales of products arising from this technology, upfront payments, and funded research and milestone payments of up to US$8 million on the first product developed by the acquirer and an additional US$3 million for each subsequent product developed. Also, the acquirer agreed to pay US$600,000 to the Company for services to be provided over a 12-month period as agreed by a joint steering committee. The Company agreed to pay a royalty to the acquirer for any cardiovascular products developed and sold which utilize technology patented subsequent to September 18, 2002.

Research and Development Expenditures

        Research and development expenditures increased to $2,826,281 in the third quarter of 2002, compared to $1,284,814 in the same quarter in fiscal 2001. The Company accumulated a total research and development expenditure of $6,583,883 for the nine-month period ended August 31, 2002, compared to $4,126,206 for the same period in fiscal 2001. The increases in research and development expenditures for both the quarter and the nine-month period ended August 31, 2002, compared to the same periods in fiscal 2001, were primarily due to the newly acquired CHF program and gout program, as well as the expanded activities in connection with its ongoing cardiac arrhythmia programs.

        Specifically, the increase of approximately $1,542,000 in research and development expenditures for the quarter ended August 31, 2002 was attributed to the increase of investment in the RSD1235 program, the CHF project, the gout project, and the Kv1.5 project by approximately $855,000, $535,000, $142,000 and $50,000 respectively; these increases were offset by a decline of spending in the discontinued projects by approximately $40,000. On a year to date basis, the increase of approximately $2,458,000 in cumulative research and development expenditure for the nine-month period ended August 31, 2002 was attributed to the increase of spending in the RSD1235 program, the CHF project, the gout project, and the Kv1.5 project by approximately $1,456,000, $936,000, $238,000 and $50,000 respectively; these increases were offset by a decline of spending in the discontinued projects by approximately $222,000.

        The Company expects a higher level of research and development expenditure for the remainder of the fiscal year ending November 30, 2002 as compared to those incurred in fiscal 2001. A significant portion of the research and development expenditure will be incurred in research activities related to the Kv 1.5 program, the initiation of clinical trials of the newly acquired congestive heart failure program, and the regulatory affairs and maintenance of the gout program.

        Subsequent to the end of the third quarter, the Company announced the results of its completed Phase II clinical trials using intravenous administration of RSD1235 to convert new onset atrial fibrillation patients to normal heart rhythm. The study demonstrated that RSD1235 is effective in terminating atrial fibrillation and in converting atrial fibrillation to normal heart rhythm. The Company plans to initiate a Phase I clinical trial on the oral application of RSD1235 in 2003 at an estimated cost of $800,000 and to manufacture additional RSD1235 drug supplies at an estimated cost of up to $1,200,000. The Company is currently in the process of developing its strategy for a Phase III clinical trial for the intravenous application of RSD1235 which may involve a third party collaboration; therefore, cost estimates and estimated completion dates are not currently available. In the meantime, the Company will continue seeking partnerships with other pharmaceutical companies to help further develop and market this compound.

General and Administration Expenses

        General and administration expenses for the current quarter increased to $854,344, as compared to $407,584 in the same quarter of fiscal 2001. The Company accumulated a total general and administration expenditure of $2,395,760 for the nine-month period ended August 31, 2002, compared to $1,242,740 for the same period in fiscal 2001. The increase in general and administration expenses for the quarter ended August 31, 2002 was attributed to the increase of spending in business operations of approximately $210,000 and investor relations activities of approximately $234,000. On a year to date basis, the increase in general and administration expenses for the nine months ended August 31, 2002 was mainly due to the increased expenditures of approximately $709,000 and $410,000 associated with the expanded business operations and investor relations activities respectively. The Company expects a higher level of general and administration expenditure to support its increased business development and corporate activities for the remainder of the fiscal year ending November 30, 2002 as compared to those incurred in fiscal 2001.

Amortization

        Amortization for the third quarter increased to $903,060, compared to $124,781 in the same quarter of fiscal 2001. The Company recorded $1,853,116 of amortization for the nine-month period ended August 31, 2002, compared to $395,717 for the same period in fiscal 2001. The increase was mainly due to the capital assets and technology acquired in recent periods.

LIQUIDITY AND CAPITAL RESOURCES

        The Company's activities during the nine months ended August 31, 2002 were financed mainly by its working capital carried forward from the preceding fiscal year and the net proceeds collected from a recent public offering. On March 8, 2002, the Company successfully completed a public offering of 9,309,657 units (the "Units") of the Company at a price of $3.32 per Unit for gross proceeds of $30,908,061, as described in Note 5 to the interim financial statement included herein. At August 31, 2002, the Company had working capital of $20,106,093 as compared to $3,523,091 at November 30, 2001. The Company had available cash reserves, comprised of cash, cash equivalents and short-term investments, of $20,816,487 at August 31, 2002 as compared to $4,183,580 at November 30, 2001.

        Capital expenditures incurred during the quarter ended August 31, 2002 were $133,635, comprising $80,791 for the expansion of intellectual property rights and $52,844 in the acquisition of capital assets. The cumulative capital expenditure for the nine months ended August 31, 2002 was $635,817 with $485,834 of this investment in the expansion of intellectual property rights and the balance of $149,983 in capital assets.

        The Company believes that it has sufficient resources to fund operations for the next twenty months. However, the Company's future cash requirements may vary materially from those now expected due to a number of factors, including the progress of clinical trials, progress in product development and changes in the focus and direction of the Company's product development projects. The Company will continue to review its financial needs and seek additional financing as required from sources that may include equity financing, and collaborative and licensing arrangements. However, there can be no assurance that such additional funding will be available or if available, whether acceptable terms will be offered.

CARDIOME PHARMA CORP.
Continued under the laws of Canada

CONSOLIDATED BALANCE SHEETS
(Unaudited—expressed in Canadian Dollars)

	As at
	August 31, 2002	November 30, 2001
ASSETS
Current
Cash and cash equivalents	$635,204	$1,381,750
Short-term investments	20,181,283	2,801,830
Accounts receivable and prepaid expenses	531,881	247,211

	21,348,368	4,430,791
Capital assets	400,577	302,583
License, patents and technology	30,204,959	1,536,249

	$51,953,904	$6,269,623

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$1,217,457	$907,700
Current portion of obligations under capital leases	24,818	—

	1,242,275	907,700
Obligations under capital leases	42,719	—
Deferred revenue	—	1,348,374

Total Liabilities	1,284,994	2,256,074

Shareholders' Equity
Share Capital (Note 5)
Authorized
An unlimited number of common shares without par value
Issued
10,308,962 at November 30, 2001
28,308,098 at August 31, 2002	88,709,876	32,251,393
Special warrants	—	966,000
Contributed surplus	1,276,266	1,192,266
Deficit	(39,317,232)	(30,396,110)

	50,668,910	4,013,549

	$51,953,904	$6,269,623

On behalf of the Board:

"Bob Rieder"	"Michael Walker"

Robert Rieder, Director	Michael J. A. Walker, Director

See accompanying notes

CARDIOME PHARMA CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Unaudited—expressed in Canadian Dollars)

	For the Three Months ended August 31,		For the Nine Months ended August 31,
	2002	2001	2002	2001
Revenue
Research collaborative and licensing	$1,314,627	$37,806	$1,390,237	$159,222
Grant income	10,000	6,693	36,000	88,136
Interest and other income	162,266	69,361	385,400	299,352

	1,486,893	113,860	1,811,637	546,710

Expenses
Research and development	2,826,281	1,284,814	6,583,883	4,126,206
General and administration	854,344	407,584	2,395,760	1,242,740
Amortization	903,060	124,781	1,853,116	395,717

	4,583,685	1,817,179	10,832,759	5,764,663

Loss before income taxes	3,096,792	1,703,319	9,021,122	5,217,953
Future income tax recovery	—	—	(100,000)	—

Net loss for the period	3,096,792	1,703,319	8,921,122	5,217,953
Deficit, beginning of period	36,220,440	26,752,859	30,396,110	22,810,225
Adjustment for future income taxes	—	—	—	428,000

Deficit, end of period	$39,317,232	$28,456,178	$39,317,232	$28,456,178

Basic and diluted net loss per common share	$0.11	$0.17	$0.41	$0.51

Weighted average number of outstanding shares	28,308,098	10,303,962	21,983,135	10,303,962

See accompanying notes

CARDIOME PHARMA CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited—expressed in Canadian Dollars)

	For the Three Months ended August 31,		For the Nine Months ended August 31,
	2002	2001	2002	2001
Operating Activities
Loss for the period	$(3,096,792)	$(1,703,319)	$(8,921,122)	$(5,217,953)
Add: Non-cash items
Foreign exchange gain (loss)	—	—	(5,921)	—
Stock-based compensation	—	—	84,000	—
Future income tax recovery	—	—	(100,000)	—
Amortization	903,060	124,781	1,853,116	395,717

	(2,193,732)	(1,578,538)	(7,089,927)	(4,822,236)
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	158,654	78,023	(284,670)	138,441
Accounts payable and accrued liabilities	(291,017)	64,582	96,246	(396,113)
Deferred revenue	(1,272,764)	(37,806)	(1,348,374)	(113,418)

Cash used in operating activities	(3,598,859)	(1,473,739)	(8,626,725)	(5,193,326)

Financing Activities
Share capital issued, net	(30,891)	—	27,929,083	—
Repayment on obligations under capital leases	(5,960)	(10,960)	(9,880)	(33,881)
Repayment on long-term debt (Note 4)	—	(12,878)	(724,574)	(50,161)

Cash provided by (used in) financing activities	(36,851)	(23,838)	27,194,629	(84,042)

Investing Activities
Acquisition of Paralex, Inc. (Note 4)	(218,437)	—	(1,299,180)	—
Purchase of capital assets	(52,844)	(31,492)	(149,983)	(68,353)
License, patents and technology	(80,791)	3,904	(485,834)	(97,965)
Purchase of short-term investments	(1,014,335)	(1,997,707)	(24,802,851)	(9,933,975)
Sale of short-term investments	4,762,761	4,634,670	7,423,398	14,356,886

Cash provided by (used in) investing activities	3,396,354	2,609,375	(19,314,450)	4,256,593

Increase (decrease) in cash and cash equivalents during the period	(239,356)	1,111,798	(746,546)	(1,020,775)
Cash and cash equivalents, beginning of period	874,560	1,114,906	1,381,750	3,247,479

Cash and cash equivalents, end of period	$635,204	$2,226,704	$635,204	$2,226,704

See accompanying notes

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited—expressed in Canadian Dollars)

BASIS OF PRESENTATION

        The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information consistent with the Company's most recent annual audited consolidated financial statements for the year ended November 30, 2001. These interim financial statements and notes do not include all disclosures required for annual financial statements and should be read in conjunction with the annual audited consolidated financial statements of the Company included in the Company's annual report.

        In the opinion of management, all material adjustments (including reclassification and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows have been made. Interim financial results are not necessarily indicative of financial results for the full year.

        The continuation of the Company's research and development activities and the commercialization of the targeted therapeutic products are dependent upon the Company's ability to successfully complete its research and development programs and finance its cash requirements through a combination of equity financing and payments from potential strategic partners.

2.    PRINCIPLES OF CONSOLIDATION

        The accompanying interim consolidated financial statements include the accounts of Cardiome Pharma Corp., its wholly-owned Canadian subsidiaries, Rhythm-Search Developments Ltd. and Atriven Cardiology Inc., and its wholly-owned United States subsidiary, Paralex, Inc. Significant intercompany accounts and transactions have been eliminated on consolidation.

        With respect to the Company's integrated foreign subsidiary, monetary assets and liabilities are translated into Canadian dollars using the exchange rate at the balance sheet date. Revenue and expense items are translated at the average exchange rate in the period. Exchange gains and losses are included in the determination of net income (loss).

3.    CHANGE IN ACCOUNTING PRINCIPLES

  [a] Income taxes

        Effective December 1, 2000, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes. The change has been applied retroactively and, as permitted, the comparative financial statements have not been restated. The change in accounting policy resulted in an increase in future tax assets, a decrease in technology, an increase in future tax liabilities and an increase in the deficit at December 1, 2000 of $428,000 and a reduction in amortization expense and net loss for the nine months ended August 31, 2002 and August 31, 2001 of $77,040. Before the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation.

  [b] Revenue recognition

        Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 ("SAB 101") Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. License fees, which consist of initial upfront fees and milestone payments are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development period if the Company has future involvement or obligation to perform under such arrangement. Previously, the Company recognized upfront license fees and milestone payments as earned in accordance with the terms of the related agreement which was generally the period the payment was received.

        This change was applied retroactively and prior periods have been restated with the following effect:

	As Originally Reported		As Restated
	3 months ended August 31, 2001 $	9 months ended August 31, 2001 $	3 months ended August 31, 2001 $	9 months ended August 31, 2001 $
Research collaborative, licensing and option fees	113,418	159,222	37,806	159,222
Research and development expenses	1,261,751	4,496,162	1,284,814	4,126,206
Loss for the period	(1,627,707)	(5,717,953)	(1,703,319)	(5,217,953)
Net loss per common share	(0.16)	(0.55)	(0.17)	(0.51)

  [c] Loss per common share

        Effective September 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Section 3500 ("Earnings per share") with respect to the calculation of loss per common share. This change has been applied retroactively and had no impact on the quarter and nine month period ended August 31, 2001.

4.    BUSINESS COMBINATION

        On March 8, 2002, the Company acquired 100% of the outstanding common shares of Paralex, Inc. ("Paralex"), a development stage enterprise that had not commenced commercial operations. The acquisition provides the Company with certain intellectual property rights, under a license from the John Hopkins University, relating to the use of oxypurinol and other related compounds called xanthine oxidase inhibitors for treatment of congestive heart failure ("CHF"), other cardiovascular disorders and neuromuscular disease. The acquisition also provide the Company with the rights, under a license from ILEX Oncology, Inc., to oxypurinol clinical data, drug supply and know-how and an option on rights to oxypurinol, for the treatment of gout, a metabolic disease. The Company issued 8,203,396 common shares in exchange for all of the outstanding shares of Paralex.

        The acquisition has been accounted for using the purchase method of accounting and accordingly the results of operations have been included in the consolidated statement of loss and deficit from the date of acquisition.

        The purchase price has been determined at $27,563,400 using a three day average quoted market prices of the Company's common shares on the Toronto Stock Exchange for the period from December 20, 2001 to December 22, 2001 of $3.36 for each of the 8,203,396 common shares issued.

The purchase cost has been allocated to the fair value of Paralex's identifiable net assets and liabilities in accordance with the purchase method as follows:

$
Assets acquired:
Cash	624
Other assets	560,368
Technology	29,497,408

Total assets acquired	30,058,400

Less liabilities assumed:
Accounts payable and accrued liabilities	355,502
Long-term debt	723,111
Deferred tax liability	100,000

Total liabilities assumed	1,178,613

Net assets acquired	28,879,787

Consideration given:
8,203,396 common shares	27,563,400
Transaction costs	1,316,387

Total consideration	28,879,787

        The purchase price cost allocation reflects the fair value, at the acquisition date, of the assets acquired and liabilities assumed based upon the Company's evaluation of such assets and liabilities following the closing of the acquisition. The Company has not completed the valuation relating to the final purchase price allocation and accordingly when completed may result in an adjustment to the preliminary allocation reflected herein. The Company expects to complete its valuation by November 30, 2002. In these interim consolidated financial statements, the excess of the consideration given over the fair value of the net assets acquired has been reflected as technology in the interim consolidated balance sheet.

        Technology is being amortized on a straight-line basis over ten years. Subsequent to the closing of the acquisition, Paralex's long-term debt was repaid with the proceeds of the Company's equity financing which was closed in March 2002.

        As a result of the acquisition, the Company assumed the following financial commitments of Paralex, Inc.:

        [i] Pursuant to a license agreement, the Company is responsible for the payment of royalties based on a percentage of revenue and subject to certain minimum annual royalties commencing at US$5,000 and increasing over the next five years to US$100,000 per annum. The Company also has an obligation to develop and introduce certain licensed products into commercial markets as soon as it is practicable. The agreement sets out certain milestones that need to be met in ensuring that this occurs.

        In addition, the Company is required to obtain US$3 million of financing within 11 months and US$5 million of financing within 18 months of the agreement [both financing requirements met on March 8, 2002, see note 5(a)(2)].

        The license agreement may be terminated if either party fails to perform or breaches any of its obligations under the agreement. Furthermore, the Company may terminate the agreement for any reason upon giving 60 days' written notice. Unless otherwise terminated, the agreement expires upon the expiration of the last issued patent.

        [ii] Pursuant to a license and option agreement, the Company paid US$250,000 in May 2002 upon the exercise of the option to purchase certain clinical data. The Company is responsible for milestone payments of up to US$8 million based on the completion of phase II clinical trials, FDA approval of the first new drug application and FDA approval for marketing and commercialization of the product.

The Company also has obligation to pay royalties based on future net sales. Unless otherwise terminated, the license agreement will terminate upon the expiration of the licensor's obligation to pay royalties under its original license agreement with a third party.

        [iii] Pursuant to a consulting agreement, the Company is obligated to pay a consultant for consulting services US$100,000 per year, from January 1, 2002 through December 31, 2005.

5.    SHARE CAPITAL

        Effective March 8, 2002, the Company consolidated its share capital on a four for one basis. All share capital, options, warrants and per share amounts have been retroactively restated to reflect this share consolidation.

        On March 8, 2002, the Company continued under the Canada Business Corporations Act and altered its authorized capital from 200,000,000 common shares without par value to an unlimited number of common shares without par value.

(a)  Issued and Outstanding

	Number of Common Shares	Amount
Balance as at November 30, 2001	10,308,962	$32,251,393
Issued upon conversion of special warrants(1)	458,583	864,927
Issued for cash upon public offering(2)	9,309,657	27,953,156
Issued for cash upon exercise of options	27,500	77,000
Issued for the acquisition of Paralex, Inc.	8,203,396	27,563,400

Balance as at August 31, 2002	28,308,098	$88,709,876

(1)
On October 10, 2001, the Company completed a private placement of 458,583 special warrants at a price of $2.40 each for total gross proceeds of $1,100,600. Each special warrant was convertible into one common share of the Company and one half of one common share purchase warrant, for no additional consideration. Each full purchase warrant entitles the holder to acquire one common share at $3.20 expiring October 10, 2003. In connection with the private placement, the Company paid a cash commission of $28,042 and legal and professional fees of $207,631, and granted 16,691 agent's warrants to the agent of this financing. Each agent's warrant entitles the holder to purchase one common share at $2.40 per share until October 10, 2003.

(2)
On March 8, 2002, the Company completed a public offering of 9,309,657 units (the "Units") of the Company at a price of $3.32 per unit for total gross proceeds of $30,908,061 (the "Offering"). Each Unit was converted into one common share in the capital of the Company and one quarter of one common share purchase warrant (a "Warrant") of the Company. One whole Warrant entitles the holder to purchase one common share of the Company at $6.64 expiring March 7, 2004. In connection with the public offering, the Company paid a cash commission of $2,163,564 and legal and professional fees of $791,341. In addition, the Company granted brokers' warrants ("Brokers' Warrants") to purchase 930,966 Units at a price of $3.80 per Unit until March 8, 2004 to the lead agents of the public offering.

(b)  Share Purchase Warrants

  (i)
  As at August 31, 2002 common share purchase warrants were outstanding as follows:

Date of Expiry	Exercise Price		Number of Warrants
February 9, 2004 to 2007(1)		(1)	187,500
October 10, 2003	$2.40		16,691
October 10, 2003	$3.20		229,292
March 7, 2004	$6.64		2,327,414
March 7, 2004	$3.80		930,966
March 7, 2004	$6.64		232,741

Balance as at August 31, 2002			3,924,604

(1)
See note 5(b) (ii)

(ii)
In August 2001, the Company entered into a consulting agreement with a third party. The agreement expired on February 9, 2002. Pursuant to this agreement, the Company granted 187,500 retainer warrants, which vested on February 9, 2002 with the following terms.

Number of warrants #	Exercise price US$	Date of expiry
75,000	2.40	February 9, 2004 [i]
25,000	4.80	February 9, 2004 [i]
25,000	8.00	February 9, 2004 [i] and [ii]
37,500	2.40	February 9, 2007 [iii]
12,500	4.80	February 9, 2007 [iii]
12,500	8.00	February 9, 2007 [ii] and [iii]

187,500

        Compensation expense which was estimated using the Black Scholes Pricing Model, in the amount of $84,000 (2001—$nil) has been recorded as an expense and an increase in contributed surplus in the consolidated financial statements for the nine months ended August 31, 2002.

        [i] The expiry date of these warrants may be extended through February 9, 2007 if certain milestones are achieved before August 9, 2003, as described in the consulting agreement.

        [ii] In February 2002, the exercise price of these warrants was decreased from $9.00 to $8.00, and the expiry date of these warrants was accelerated from February 9, 2009 to February 9, 2007.

(c)  Stock Options

        On May 27, 2002, the shareholders of the Company approved amendments to the 2001 Stock Option Plan which increased the number of common shares issuable under the plan to 5,500,000.

        As at August 31, 2002, the Company had 3,559,438 stock options outstanding, of which 2,232,813 were exercisable, at a weighted average exercise price of $3.66 per common share, and expiring at various dates from October 31, 2002 to May 16, 2009.

	Weighted Average Exercise Price	Number of Stock Options Outstanding
Balance, November 30, 2001	$4.37	1,079,688
Options granted	$3.28	2,684,125
Options exercised	$2.80	(27,500)
Options expired/forfeited	$4.97	(176,875)

Balance, August 31, 2002	$3.53	3,559,438

(d)  Commitment to issue shares

        Under the terms of a licensing agreement, the Company has agreed to issue 50,000 common shares to the licensor upon the achievement of certain milestones. As at August 31, 2002, these milestones had not been achieved.

6.    SUBSEQUENT EVENTS

        On September 16, 2002, the directors of the Company approved to wind-up one of its wholly-owned Canadian subsidiaries, Atriven Cardiology Inc. ("Atriven") into the Company. Accordingly, all property, assets and liabilities of Atriven were transferred to the Company.

        On September 18, 2002, the Company entered into an agreement to dispose of all technology and intellectual property pertaining to its pre-clinical anti-tussive program. The net book value of this technology is $nil. Concurrently, the company will acquire a perpetual, worldwide exclusive license, with the right to grant sublicenses, to all cardiovascular applications associated with the technology. Consideration for the disposition includes royalties on future net sales of products arising from this technology, upfront payments, and funded research and milestone payments of up to US$8 million on the first product developed by the acquirer and an additional US$3 million for each subsequent product developed. Also, the acquirer will pay US$600,000 to the Company for services to be provided over a 12- month period as agreed by a joint steering committee. The Company will pay a royalty to the acquirer for any cardiovascular products developed and sold which utilize technology patented subsequent to September 18, 2002.

7.    SEGMENTED INFORMATION

        The Company operates primarily in one business segment with substantially all of its assets and operations located in Canada. All of the Company's revenues are generated in Canada. During the three and nine months ended August 31, 2002, 97% and 3% of research collaborative and licensing revenue was derived from one collaborator in each of Sweden and United States respectively. [three month period ended August 31, 2001 - 100% from one collaborator in Sweden; nine month period ended August 31, 2001 - 90% and 10% from one collaborator in each of Sweden and United States, respectively].

8.    RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which, as applied in these consolidated financial statements, conform in all material respects to United States generally accepted accounting principles ("U.S. GAAP"), except for the differences below as more fully described in Note 16 to the annual consolidated financial statements for the year ended November 30, 2001.

        Material variations impacting the unaudited interim Consolidated Statements of Loss and Deficit under U.S. GAAP would be as follows:

	3 months ended August 31,		9 months ended August 31,
	2002 $	2001 $	2002 $	2001 $
Loss for the period, Canadian GAAP	(3,096,792)	(1,703,319)	(8,921,122)	(5,217,953)
Amortization of other assets	(25,680)	(25,680)	(77,040)	(77,040)
Adjustment for stock-based compensation
—employees	(80,000)	(12,000)	(80,000)	(28,000)
—non-employees	—	(4,074)	(68,299)	(22,717)

Loss for the period, U.S. GAAP before cumulative effect of change in accounting policy	(3,202,472)	(1,745,073)	(9,146,461)	(5,345,710)
Cumulative effect of change in accounting policy	—	—	—	(1,499,598)

Loss for the period, U.S. GAAP	(3,202,472)	(1,745,073)	(9,146,461)	(6,845,308)
Reclassification adjustment for unrealized gains on short-term investments	(24,454)	(64,173)	(29,591)	(117,662)
Unrealized gains on investments	132,861	13,248	167,501	16,066

Comprehensive loss for the period, U.S. GAAP	(3,094,065)	(1,795,998)	(9,008,551)	(6,946,904)

Weighted average number of common shares outstanding, U.S. GAAP	28,308,098	10,303,962	21,983,135	10,303,962

Loss per common share, U.S. GAAP:
Before change in accounting policy	(0.11)	(0.17)	(0.41)	(0.52)
Change in accounting policy	—	—	—	(0.15)

Loss per common share, U.S. GAAP	(0.11)	(0.17)	(0.41)	(0.67)

        Material variations in balance sheet accounts under U.S. GAAP are as follows:

	August 31 $ 2002	November 30 2001 $
Cash and cash equivalents	635,251	1,385,101
Short-term investments	20,348,737	2,828,070
Licenses, patents, and technology	30,453,199	1,861,529
Share capital	87,424,876	30,966,393
Accumulated other comprehensive income	167,501	29,591
Contributed surplus	3,543,815	3,311,516
Deficit	(40,051,541)	(30,905,080)

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THIRD QUARTERLY FINANCIAL REPORT—AUGUST 31, 2002